UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Community Bancorp.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

20343T 100
 (CUSIP Number)

David E. Sorensen
Community Bancorp.
400 South 4th Street, Suite 215 , Las Vegas, NV 89101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	David E. Sorensen
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF, WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	157,873 SHARES(1)

8.	Shared Voting Power:	378,085 SHARES(2)

9.	Sole Dispositive Power:	157,873 SHARES(1)

10.	Shared Dispositive Power:	378,085 SHARES(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 535,958 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 5.05%

14.	Type of Reporting Person (See Instructions): IN

(1)           Consists of 11,358 shares held directly by the Reporting Person and 146,515 shares held by the Reporting Person in his capacity as trustee of The David E. Sorensen 1995 Trust.

(2)           Consists of 153,085 shares held in joint tenancy between the Reporting Person and the Reporting Person’s spouse, 215,000 shares held directly by the Reporting Person’s spouse, and 10,000 held by Battle Mountain Specialty Insurance, Inc., a Nevada corporation owned 45% by The David E. Sorensen 1995 Trust.

ITEM 1.                      SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Community Bancorp., a Nevada Corporation (the "Issuer"), and is being filed by David E. Sorensen (the “Reporting Person”).  The Issuer's current principal executive offices are located at 400 South 4th Street, Suite 215, Las Vegas, NV 89101.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) through (c). This Statement is being filed by David E. Sorensen (the “Reporting Person”).  The address of the Report Person is 30582 Hunt Club Drive, San Juan Capistrano, CA 92675.  David E. Sorensen’s principal occupation is an investor; he is currently a 5% shareholder of Community Bancorp.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). David E. Sorensen is a citizen of the United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 535,958 shares of Common Stock in the Issuer to which this statement relates were purchased as follows: (i) by the Reporting Person and his spouse with their personal funds, (ii) by the working capital of The David E. Sorensen 1995 Trust, and (iii) by the working capital of Battle Mountain Specialty Insurance, Inc., a company owned 45% by The David E. Sorensen 1995 Trust.  The total amount of funds that were used to purchase the shares is not available since the shares of Common Stock were acquired over a number of years from various sources.

ITEM 4.                      PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 535,598 shares or 5.05% of the Issuer’s issued and outstanding Common Stock as of September 30, 2008.

The Reporting Person currently holds the shares of Common Stock for investment purposes. However, the Reporting Person intends to closely monitor the Issuer’s performance and may modify his plans in the future depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer and its competitors, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Person and other factors deemed relevant by the Reporting Person.  In connection with the activities described above, the Reporting Persons may communicate with, and express his views to, other persons regarding the Issuer, including, without limitation, the board of directors and management of the Issuer, other shareholders of the Issuer and potential strategic or financing partners.

The Reporting Person may in the future exercise any and all of his respective rights as shareholder of the Issuer in a manner consistent with his equity interests.  Depending on his evaluation of the factors listed above, the Reporting Person may take such actions with respect to his holdings in the Issuer as he deems appropriate in light of circumstances existing from time to time. Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

While the Reporting Person believes it is likely that he will acquire additional shares in the future (though there is no current plan with respect to the number of such shares, nor the timing of additional acquisitions), as of the date of this Schedule 13D, except as set forth above, the Reporting Person has no present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person is currently the beneficial owner of 535,598 shares of Common Stock of the Issuer, representing approximately 5.05% of the Issuer's Common Stock (based upon 10,602,990 outstanding shares of common stock as of September 30, 2008.)

The Reporting Person has sole voting and dispositive power over 157,873 shares of Common Stock identified in response to Item 5(a) above in his individual capacity and as trustee of The David E. Sorensen 1995 Trust.

The Reporting Person has shared voting and dispositive power over 378,085 shares of Common Stock identified in response to Item 5(a) above.  The 378,085 shares of Common Stock consist of 153,085 shares of Common Stock held in joint tenancy between the Reporting Person and Verla A. Sorensen, 215,000 shares held directly by Verla A. Sorensen, and 10,000 held by Battle Mountain Specialty Insurance, Inc., a Nevada corporation owned 45% by The David E. Sorensen 1995 Trust.

Verla A. Sorensen

Verla A. Sorensen’s principal occupation is an investor.  She is a citizen of the United States and resides at 30582 Hunt Club Drive, San Juan Capistrano, CA 92675.  During the previous five (5) years, Verla A. Sorenson (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Battle Mountain Specialty Insurance, Inc.

Battle Mountain Specialty Insurance, Inc. is a Nevada corporation with a principal address at 3 Monarch Bay Plaza, Suite 203, Dana Point, CA 92629.  During the previous five (5) years, the company (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The table attached hereto sets forth the purchases of the shares of Common Stock in the Issuer by the Reporting Person during the last 60 days.

See Exhibit 99.1

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person currently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.  However, the children of David and Verla Sorensen, who include Stephen Sorensen, Greg Sorensen, John Sorensen, Sheila Smith, Kristen Sorensen, Paul Sorensen and Kathryn Olsen (either individually, with their spouse(s), or in entities under their respective control) all own securities of the Issuer, or may acquire securities of the Issuer in the future.  It is the Reporting Persons’ assumption that, if they were to request or advise any or all of the foregoing persons to vote their shares in a particular manner, or to vote in favor of (or against) any particular matter, that their children would very likely follow that advice or request.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      January 7, 2009

By: /s/ David E. Sorensen
David E. Sorensen